TITAN ACQUISITION CORP

131 Concord Street

Brooklyn, New York

11201

April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman and Jeffrey Gabor

RE:	Titan Acquisition Corp

Registration Statement on Form S-1, as amended

Filed on March 10, 2025

File No. 333-285659

Dear Ms. Gorman and Mr. Gabor,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Titan Acquisition Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on April 8, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Titan Acquisition Corp

By:	/s/ Adeel Rouf
Name:	Adeel Rouf
Tite:	Chief Financial Officer

cc:	Michael Blankenship, Winston & Strawn LLP